May 12, 2005


By Facsimile and U.S. Mail


Mr. Steven Goldschein
Senior Vice President and CFO
Systemax Inc.
11 Harbor Park Drive
Port Washington, New York 11050


		RE:	Systemax Inc., Inc. Item 4.02 Form 8-K filed May
11,
2005
			File No.  1-13792


Dear Mr. Goldschein:

	We have reviewed your Item 4.02 Form 8-K for compliance with the form requirements and have the following comment.

1.	Please amend your report to include the specific nature of
the
inventory errors. Your current disclosure is silent in this regard.

You should file an amendment in response to these comments on or before May 19, 2005.

If you have any questions regarding these comments, please direct them to Anthony Watson, Staff Accountant, at (202) 551-3318.

							Sincerely,



							Anthony Watson
						Staff Accountant
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		April 28, 2005
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